Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

For American and American Eagle Managers Level 3+

Subject: AMR Reports Second Quarter 2013 Results

Summary

This morning, our company reported a net profit of $357 million, excluding reorganization and special items – AMR’s best second quarter net profit in company history.

Including reorganization and special items, the net profit was $220 million, a $461 million improvement versus the second quarter of last year and the first second quarter net profit since 2007.

Highlights

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“American delivered its best financial performance for a second quarter, excluding special items, in the company’s history,” said Tom Horton. “And the momentum is building as we plan for the impending merger with US Airways. I want to thank the American team, 73,000 strong around the world, whose hard work and dedication made this possible. Thanks to them, the new American is taking flight.”

•	Consolidated and mainline passenger revenue of $5.6 billion and $4.9 billion, respectively – highest passenger revenue for the second quarter in company history.

•	Consolidated unit costs, excluding fuel and special items, improved 5.8 percent year-over-year, marking the third consecutive quarter of unit cost reduction on that basis.

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We continued our fleet renewal and took delivery of nine fuel-efficient Boeing 737-800s and three 777-300ERs in the quarter. For the year, the company has taken delivery of 24 new aircraft, including six 777-300ERs.

•	American and US Airways continue to anticipate closing their proposed merger in the third quarter of 2013.

Revenue Performance

•	For the second quarter of 2013, AMR reported consolidated revenue of approximately $6.4 billion, comparable with our company’s record-setting consolidated revenue results in the same period last year.

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American’s mainline load factor, or the percentage of total seats filled, was 84.8 percent during the second quarter, compared to 85.1 percent in the second quarter of 2012. Mainline passenger yield, which represents the average fares paid, increased 0.2 percent year-over-year.

Unit Costs

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Excluding fuel and special items, mainline and consolidated unit costs in the second quarter of 2013 decreased 6.5 percent and 5.8 percent year-over-year, respectively, primarily driven by the company’s restructuring efforts. This was the third consecutive quarter of non-fuel cost reduction.

Cash Position

•	We ended the second quarter with approximately $7.1 billion in cash and short-term investments, including a restricted cash balance of $863 million.

Proposed Merger with US Airways

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American and US Airways are making significant progress toward planning for the closing of the merger and integrating the two airlines. Led by the Integration Management Office (IMO), integration planning teams and cross-functional task forces are defining the manner in which the two companies will combine their commercial, customer service, operations and corporate functions after the merger closes. During the quarter, the IMO held two Merger Planning Summits.

•	The merger is expected to close in the third quarter of 2013.

Recent Business Highlights

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We continue to strengthen our global network, and have launched or announced new service from our hubs to international destinations, including Miami-Milan; New York (JFK)-Dublin; Dallas/Fort Worth-Seoul, South Korea; Chicago O’Hare-Düsseldorf, Germany; DFW-Lima, Peru; and Miami and the Caribbean (Martinique and Guadeloupe).

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Additionally, American significantly enhanced its service from Los Angeles (LAX) by launching or announcing nine new destinations, including new daily non-stop service from LAX to Sao Paulo starting on Nov. 21.

•	On July 1, American, British Airways and Iberia welcomed Finnair to the Atlantic Joint Business.

•	The American Airlines AAdvantage Program was named Airline Program of the Year at the 2013 Freddie Awards.

•	The new American Airlines identity received a 2013 bronze CLIO award for best corporate identity design.

•	American Airlines Cargo was named the Best Cargo Airline of the Americas for the sixth consecutive year by readers of Air Cargo News, the world’s leading air cargo industry publication.

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American opened its Flagship Check-In for premium customers at JFK. This is American’s third airport, where we are offering the expedited and personalized check-in experience. Our fourth Flagship Check-In, which is at ORD, will open today.

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In June, American completed the successful rollout of its industry-leading Electronic Flight Bag program with the discontinuation of paper revisions to terminal charts, making it the first major commercial airline to fully utilize tablets in all cockpits during all phases of flight.

Resources

•	The full release is posted on the AA.com Newsroom.

Subject Matter Expert: Sean Collins, Communications, sean.collins@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-

looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.